SELECT ASSET FUND, SERIES 1, INC.

Financial Statements

December 31, 1996


(With Independent Auditors' Report Thereon)

Independent Auditors' Report


To the Board of Directors and Stockholder of Select Asset Fund, Series 1, Inc.:


We have audited the accompanying statement of assets and liabilities of Select Asset Fund, Series 1, Inc. including the portfolio of investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the three-year period then ended and for the period from March 4, 1993 (commencement of operations) through December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers and other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 1, Inc. as of DecemberE31, 1996, the results of its operations for the year then ended, its changes in net assets for each of the years in the two-year period then ended and its financial highlights for each of the years in the three-year period then ended and for the period from March 4, 1993 (commencement of operations) through December 31, 1993, in conformity with generally accepted accounting principles.




	KPMG Peat Marwick LLP



February 14, 1997


SELECT ASSET FUND, SERIES 1, INC.

Statement of Assets and Liabilities

December 31, 1996



Assets

Investments, at value (cost $503,285,078)                        $ 818,580,687
Cash                                                                        15
Dividends receivable                                                 1,222,939
Interest receivable                                                     10,947
Prepaid expenses                                                        22,282

		      Total assets                                 819,836,870


Liabilities

Common stock dividend payable                                        6,856,156
Payable for securities purchases                                     1,382,066
Accrued expenses                                                       491,805
Notes payable (note 5)                                                  96,900
Accrued interest expense                                                 2,140

		   Total liabilities                                 8,829,067

			Net assets                               $ 811,007,803

Net assets are represented by:
	Series A Auction Market Preferred Stock, $.01 par value
		 at liquidation preference $100,000 per share,
		 1,000 shares authorized, issued and outstanding   100,000,000
	Series B Auction Market Preferred Stock, $.01 par value
		 at liquidation preference $100,000 per share,
		 1,000 shares authorized, issued and outstanding   100,000,000
	Series C Auction Market Preferred Stock, $.01 par value
		 at liquidation preference $100,000 per share,
		 1,000 shares authorized, issued and outstanding   100,000,000
	Common stock at par value, $.01 per share, 199,997,000
		 shares authorized, 48,873,302.47 shares
		 issued and outstanding                                488,733
	Additional paid-in capital                                 202,069,216
	Accumulated overdistribution of net investment income       (5,047,042)
	Accumulated overdistribution of net realized gains          (1,798,713)
	Net unrealized appreciation of investments                 315,295,609

			Net assets                               $ 811,007,803

		   Net asset value per common
			shares outstanding                             $ 10.46


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.

Statement of Operations

For the year ended December 31, 1996






Investment income:
	Dividend income                                          $  16,326,482
	Interest income                                                444,024

		   Total investment income                          16,770,506

Expenses:
	Broker dealer fee                                              702,787
	Legal fees                                                     103,849
	Rating agencies fees                                           139,756
	Independent accountants                                         33,417
	Auction agent fee                                               22,000
	Administration fee (note 2)                                    446,022
	Directors fees and expenses                                     11,286
	Interest expense                                                 7,662
	Insurance                                                       16,713
	Investment management fee  (note 2)                             74,402
	Other expenses                                                   1,290

		   Total expenses                                    1,559,184

			Net investment income                       15,211,322

Net realized and unrealized gains on investments:
	Net realized gain on investments:
		Proceeds from sales                $  23,844,722
		Cost of securities sold              (20,240,988)
								     3,603,734

	Unrealized appreciation of investments:
		Beginning of year                    183,556,957
		End of year                          315,295,609
	Increase in net unrealized appreciation
		of investments                                     131,738,652

	   Net increase in net assets resulting
		from operations                                  $ 150,553,708


See accompanying notes to the financial statements.

SELECT ASSET FUND, SERIES 1, INC.

Statements of Changes in Net Assets

For the years ended December 31, 1996 and 1995





							  1996          1995
From operations:
	Net investment income                      $  15,211,322    14,442,618
	Net realized gain (loss) on investments        3,603,734    (5,433,385)
	Net change in unrealized appreciation
		  on investments                     131,738,652   183,681,892

	       Increase in net assets resulting
		  from operations                    150,553,708   192,691,125

Dividends to stockholders from net
	investment income:
	    Auction market preferred stock           (10,153,880)  (11,969,899)
	    Common stock                              (5,057,442)   (2,472,719)
						     (15,211,322)  (14,442,618)

Dividends to stockholders from net realized gains:
	    Auction market preferred stock                      0            0
	    Common stock                              (1,798,713)  (15,952,016)
						      (1,798,713)  (15,952,016)

	    Decrease in net assets resulting from
			  dividends to stockholders  (17,010,035)  (30,394,634)

Increase (decrease) from capital share transactions:
       Issuance of auction market preferred stock    300,000,000             0
       Issuance of common stock                                0   250,400,000
       Redemption of auction market preferred stock            0  (250,000,000)
       Return of additional paid in capital to
	     common stockholder                     (265,875,952)  (75,412,488)

						      34,124,048   (75,012,488)

		   Total increase in net assets      167,667,721    87,284,003

Net assets:
	Beginning of year                            643,340,082   556,056,079

	End of year                                $ 811,007,803   643,340,082


See accompanying notes to the financial statements.


SELECT ASSET FUND, SERIES 1, INC.

Financial Highlights

For the years ended December 31, 1996, 1995, 1994 and for the period March 4, 1993 (commencement of Operations) through December 31, 1993


					      1996     1995     1994     1993***

For a share of common stock outstanding
    throughout the period:
	 Net asset value, beginning
	    of period                      $ 13.16    10.07    10.66    10.00

	 Net investment income                0.31     0.45     0.49     0.37
	 Net realized and unrealized
	   gains (losses) on investments      2.77     5.58    (0.36)    0.50
	      Total income from
		   investment operations      3.08     6.03     0.13     0.87

Less distributions from net investment
	 income and net realized gains:
    Common stock equivalent ofdividends
	 paid  to AMPS holders               (0.21)   (0.37)   (0.30)   (0.17)
    Dividends paid to common stockholder     (0.13)   (0.51)   (0.43)   (0.04)

Less distributions from paid-in capital:
    Return of capital paid to
		     common stockholder      (5.44)   (2.06)    0.00     0.00

	      Total distributions            (5.78)   (2.94)   (0.72)   (0.21)

Net asset value, end of period           $   10.46    13.16    10.07    10.66

Total investment return                      23.40%   59.88%    1.22%    6.99%*

Net assets at end of period (000s)       $ 811,008  643,340  556,056  574,071

  Ratio of expenses to average net assets
	     applicable to common stock      0.21%    0.16%    0.15%    0.34%**

  Ratio of net investment income to average
  net assets applicable to common stock +     0.70%    0.41%    1.08%   2.67%**

Portfolio turnover                            3.34%   16.36%    9.83%    1.00%

Average commissions paid on equity
	securities transactions++        $    .005     -        -        -

+ Net investment income is adjusted for distributions paid to auction market preferred stock ("AMPS") holders.
 ++ For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.
  *  Total investment return for the period; not annualized.
 **  Annualized.
***  For the period March 4, 1993 (commencement of operations) to
     December 31, 1993.


See accompanying notes to financial statements.


SELECT ASSET FUND, SERIES 1, INC.

Notes to the Financial Statements

December 31, 1996



(1)     Organization and Significant Accounting Policies

The Select Asset Fund, Series 1, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 4, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

(a)     Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

(b)     Security Transactions

Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

(c)     Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

(d)     Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. At December 31, 1996 reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distributions under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.


2


SELECT ASSET FUND, SERIES 1, INC.

Notes to Financial Statements, Continued



(1), Continued

(e)    Reclassification Policy

It is the Fund's policy to reclassify certain amounts to conform to the current year's presentation when necessary.

(f)     Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.


(2)     Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

During the years ended December 31, 1996 and 1995, dividends to the common stockholder amounted to $6,856,155 and $18,424,735, respectively.

During the years ended December 31, 1996 and 1995, return of capital distributions to the common stockholder amounted to approximately $276,000,000 (of which approximately $266,000,000 was a result of capital share transactions) and approximately $75,000,000 (of which approximately $19,000,000 was considered taxable for IRS purposes), respectively.

Comerica Bank serves as both custodian and administrator for the Fund.
The Custodian Contract and the Administration Agreement were amended changing their respective fee schedules effective January 1, 1996. Separate custodian and administration fees were replaced with a single administration fee of six basis points based upon average net assets during the year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.


(3)     Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1996 were $45,947,670 and $23,844,722, respectively.

At December 31, 1996, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $323,053,167 and $7,757,558, respectively.

3


SELECT ASSET FUND, SERIES 1, INC.

Notes to Financial Statements, Continued



(4)     Auction Market Preferred Stock

In January 1996, the Fund issued $300 million of Auction Market Preferred Stock ("AMPS").

The Fund has outstanding at December 31, 1996, 1000 shares each of Series A, Series B and Series C AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through a Dutch Auction. The AMPS rates in effect on December 31, 1996 were 3.987%, 4.1% and 4.15% for Series A, Series B and Series C, respectively.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.


(5)     Notes Payable

As of December 31, 1996, the Fund had $96,900 of principal notes outstanding to investors. The notes due on March 4, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1996, the Fund was paying interest at 7.50% per annum.


(6)     Subsequent Event

The Fund issued $100 million in a new series of AMPS on February 5, 1997.



SELECT ASSET FUND, SERIES 1, INC.

Portfolio of Investments

December 31, 1996

   No. of                                                              Market
   Shares                                                              Value

COMMON STOCK
                 BUILDING AND CONSTRUCTION                    1.77%

                  BUILDING MATERIALS
      24,500    CHAMPION INTL CORP                                     1,059,625
       5,100    GEORGIA PACIFIC CORP                                     367,200
      57,200    HOME DEPOT                                             2,867,150
      37,300    LOUISIANA PAC CORP                                       787,962
      53,900    MASCO CORP                                             1,940,400
       2,400    OWENS CORNING                                            102,300

                  CONSTRUCTION EQUIPMENT
       1,800    GIDDINGS & LEWIS                                          23,175

                  PAINT AND FLAT GLASS
      53,400    PPG INDUS INC                                          2,997,075
       4,400    SHERWIN WILLIAMS CO                                      246,400

                  INDUSTRIAL CHEMICALS
      23,600    GREAT LAKES CHEM CRP                                   1,103,300
      18,400    ROHM & HAAS CO                                         1,501,900

                  MISCELLANEOUS
      21,200    FLUOR CORP                                             1,330,300
       2,100    FOSTER WHEELER CORP                                       77,963
       1,800    KAUFMAN & BROAD HOME CORP                                 23,175

                TOTAL BUILDING AND CONSTRUCTION                      $14,427,925


                 CHEMICALS AND DRUGS                         10.96%

                  CHEMICALS
      31,100    AIR PRODS & CHEMS INC                                  2,149,787
      66,700    AMGEN INC                                              3,626,812
      20,400    BOSTON SCIENTIFIC CORP                                 1,224,000
      10,400    DOW CHEMICAL CO                                          815,100
      32,000    DUPONT DENEMOURS & CO                                  3,020,000
      21,350    EASTMAN CHEMICAL CO                                    1,179,588
       8,400    ENGLEHARD CORP                                           160,650
       1,800    FMC CORP-NEW                                             126,225
       8,500    GRACE W. R. & CO. (NEW)                                  439,875
       4,600    HERCULES INC                                             198,950
     151,000    MONSANTO CO                                            5,870,125
       6,800    MORTON INTERNATIONAL                                     277,100
       4,000    NALCO CHEM CO                                            144,500
      10,400    PRAXIAIR INC                                             479,700
       2,900    SIGMA-ALDRICH CORP                                       181,069
       5,900    UNION CARBIDE CORP                                       241,162

                  DRUGS
     197,200    ABBOT LABS                                            10,007,900
      25,100    ALZA CORP CL A                                           649,462
      35,900    AMERICAN HOME PRODUCTS                                 2,104,638
      27,400    BRISTOL MYERS SQUIBB CO                                2,979,750
     319,000    JOHNSON & JOHNSON                                     15,870,250
      29,600    LILLY ELI & CO                                         2,160,800
      94,900    MERCK & CO., INC                                       7,520,825
      36,500    PFIZER INC                                             3,024,937
      68,470    PHARMACIA & UPJOHN INC                                 2,713,124
     101,200    SCHERING PLOUGH                                        6,552,700
      68,300    WALGREEN CO                                            2,732,000

                  COSMETICS
       6,900    ALBERTO CULVER CO CL B                                   331,200
       5,500    AVON PRODUCTS INC                                        314,188
      30,400    INTL FLAVORS & FRAGRANCES                              1,368,000

                  HEALTH PRODUCTS/CARE
      19,500    ALLERGAN INC                                             694,687
       3,500    BARD CR INC                                               98,000
      14,500    BAUSCH & LOMB                                            507,500
      15,900    BAXTER INTL INC.                                         651,900
       6,200    BECTON DICKINSON & CO                                    268,925
      22,900    BEVERLY ENTERPRISES INC                                  291,975
     119,150    COLUMBIA/HCA HEALTHCARE                                4,855,363
      20,000    GUIDANT CORP                                             855,000
      13,500    TENET HEALTHCARE CORP                                    295,313
       3,300    U S SURGICAL                                             129,938
      61,100    UTD HEALTHCARE CORP                                    2,749,500

                TOTAL CHEMICALS AND DRUGS                            $89,862,518


                 CONSUMER PRODUCTS                           19.01%

                  CONFECTIONS AND BEVERAGES
      25,800    ANHEUSER-BUSCH COS                                     1,032,000
       4,100    BROWN FORMAN INC CL B                                    187,575
     674,500    COCA COLA CO                                          35,495,562
      46,000    NEWELL CO.                                             1,449,000
     403,600    PEPSICO INC                                           11,805,300
       1,100    SEAGRAM LTD                                               42,625

                  CONTAINERS
       6,200    AVERY DENNISON CORP                                      219,325
       1,800    BALL CORP                                                 46,800
      21,800    CROWN CORK & SEAL INC                                  1,185,375
      11,200    STONE CONTAINER                                          166,600
       2,900    TEMPLE INLAND INC                                        156,963

                  PACKAGED FOOD
     150,585    ARCHER DANIELS MIDLAND CO                              3,312,870
      61,900    CAMPBELL SOUP CO                                       4,967,475
      67,700    CONAGRA                                                3,368,075
       2,200    COORS ADOLPH CO CL B                                      41,800
       8,100    CPC INTL INC                                             627,750
      42,600    GENERAL MILLS INC                                      2,699,775
      93,000    HEINZ H J CO                                           3,324,750
       8,600    HERSHEY FOODS CORP                                       376,250
      53,800    KELLOGG CO                                             3,530,625
      28,800    PIONEER HI BRED INTL INC                               2,016,000
      33,200    QUAKER OATS CO                                         1,265,750
       6,300    RALSTON-PURINA GROUP                                     462,262
      85,700    SARA LEE CORP                                          3,192,325
      10,200    SYSCO CORP                                               332,775
         600    UNILEVER NV NEW YORK                                     105,150
      32,100    WRIGLEY WM JR CO                                       1,805,625

                  PAPER
       4,800    AMERICAN GREETINGS CL A                                  136,200
       2,800    BEMIS CO                                                 103,250
       6,800    BOISE CASCADE CORP                                       215,900
      25,842    INTERNATIONAL PAPER CO                                 1,043,371
       3,900    JAMES RIVER CORP                                         129,187
      15,960    KIMBERLY CLARK CORP                                    1,520,190
      16,000    MEAD CORP                                                930,000
       1,300    POTLATCH CORP                                             55,900
       2,900    UNION CAMP CORP                                          138,475
      66,900    WEYERHAEUSER CO                                        3,169,388
         200    WILLIAMETTE INDUSTRIAL                                    13,925

                  PRINTING AND PUBLISHING
       2,300    JOSTENS INC                                               48,587
      29,700    KNIGHT-RIDDER INC                                      1,136,025
      26,100    MCGRAW-HILL COMPANIES INC                              1,203,863
       7,900    MEREDITH CORP                                            416,725
      28,400    NEW YORK TIMES CO CL A                                 1,079,200
      74,600    TIME WARNER INC                                        2,797,500
      34,000    TIMES MIRROR CO CL A NEW                               1,691,500
      16,800    TRIBUNE CO                                             1,325,100
       5,450    WESTVACO CORP                                            156,687

                  RECREATIONAL EQUIPMENT
       5,900    BRUNSWICK CORP                                           141,600
       5,450    HARRAH'S ENTERTAINMENT                                   108,319
       4,700    HASBRO INC                                               182,713
      37,156    MATTEL INC                                             1,031,079

                  SOAPS
       2,600    CLOROX CO                                                260,975

                  OTHER CONSUMER PRODUCTS
       5,800    AMERICAN BRANDS INC                                      287,825
      37,000    COLGATE PALMOLIVE CO                                   3,413,250
      25,600    GILLETTE CO                                            1,990,400
     178,500    PROCTER & GAMBLE CO                                   19,188,750
       6,100    RUBBERMAID INC                                           138,775
       2,100    SPRINGS INDUS INC                                         90,300
      15,600    TUPPERWARE CORPORATION                                   836,550
       9,400    UST INC                                                  304,325
       5,900    WHITMAN CORP                                             134,963

                  PHOTOGRAPHY
      85,100    EASTMAN KODAK CO                                       6,829,275
       2,400    POLAROID CORP                                            104,400

                  HOUSEHOLD FURN/APPLIANCES
       3,200    ARMSTRONG WORLD IND                                      222,400
       4,900    MAYTAG CO                                                 96,775

                  RETAIL
         400    FEDERATED DEPT STORES NEW                                 13,650
      28,100    TJX COS INC (NEW)                                      1,331,237

                  APPAREL
      90,743    LIMITED INC                                            1,667,403
      26,600    LIZ CLAIBORNE INC                                      1,027,425
      76,700    NIKE INC CL B                                          4,582,825
       2,600    STRIDE RITE CORP                                          26,000
       3,700    V F CORP                                                 249,750

                  BROADCASTING
     148,324    DISNEY WALT CO                                        10,327,058
       1,600    KING WORLD INC                                            59,000

                  MISCELLANEOUS
       7,200    PALL CORP                                                183,600

                TOTAL CONSUMER PRODUCTS                             $155,357,977


                 DURABLE GOODS                               19.96%

                  AEROSPACE-AIRCRAFT
      91,309    BOEING CO                                              9,713,016
       3,500    GENERAL DYNAMICS CORP                                    246,750
      11,620    LOCKHEED MARTIN CORP                                   1,063,230
      11,600    MCDONNELL DOUGLAS CORP                                   742,400
       3,500    NORTHROP GRUMMAN CORP                                    289,625
      64,900    RAYTHEON CO                                            3,123,313
      23,300    TEXTRON INC                                            2,196,025
      63,600    UNITED TECHNOLOGIES CORP                               4,197,600

                  AGRICULTURAL MACHINERY
       9,400    CATERPILLAR INC                                          707,350
      66,900    DEERE & CO                                             2,717,812

                  AUTOMOBILE AND PARTS
      10,000    AUTOZONE INC                                             275,000
     183,000    CHRYSLER CORP                                          6,039,000
      30,700    COOPER TIRE & RUBBER                                     606,325
       4,200    CUMMINS ENGINE INC                                       193,200
       7,200    DANA CORP                                                234,900
       5,000    EATON CORP                                               348,750
      16,900    ECHLIN INC                                               534,462
      79,300    FORD MTR CO                                            2,527,688
      44,100    GENERAL MTRS CORP                                      2,458,575
       6,000    GENUINE PARTS CO                                         267,000
      20,360    NAVISTAR INTL CORP (NEW)                                 185,785
      16,400    TENNECO INC (NEW)                                        740,050
      32,000    TRW INC                                                1,584,000

                  ELECTRICAL
      49,120    AMP INC                                                1,884,980
          12    EMCOR GROUP INC SER Z WTS                                      0
      59,600    EMERSON ELEC CO                                        5,766,300
      18,800    GENERAL INST CORP                                        406,550
      23,800    HONEYWELL INC                                          1,564,850
       2,800    RAYCHEM CORP                                             224,350
      24,400    WESTINGHOUSE ELEC CORP                                   484,950

                  ELECTRONICS
      27,700    ADVANCED MICRO-DEVICES                                   713,275
      11,400    APPLIED MATLS INC                                        409,687
     173,500    CISCO SYS INC                                         11,038,938
      16,600    E G & G INC                                              334,075
      89,200    GENERAL ELECTRIC CO                                    8,819,650
       4,800    GENERAL SIGNAL CORP                                      205,200
     124,500    HEWLETT PACKARD CO                                     6,256,125
     183,800    INTEL CORP                                            24,066,313
         400    LSI LOGIC CORP                                            10,700
      12,000    MICRON TECH                                              349,500
       7,700    NATIONAL SEMICONDUCTOR                                   187,687
      12,400    NATIONAL SVC INDS                                        463,450
      37,075    ORACLE CORPORATION                                     1,547,881
       2,400    PERKIN ELMER CORP                                        141,300
      24,600    SEAGATE TECHNOLOGY INC                                   971,700
       1,000    TEKTRONIX INC                                             51,250
      12,500    TEXAS INSTRUMENTS                                        796,875
       5,100    THOMAS & BETTS CORP                                      226,313

                  INDUSTRIAL MACHINERY
       1,600    BRIGGS & STRATTON CORP                                    70,400
       6,200    CASE CORPORATION                                         337,900
       1,900    CINCINNATI MILACRON INC                                   41,563
      31,700    COOPER INDUS INC                                       1,335,362
       5,900    DOVER CORP                                               296,475
      15,200    HARNISCHFEGER INDUS INC                                  731,500
      26,400    INGERSOLL RAND CO                                      1,174,800
         500    NACCO INDUS INC CL A                                      26,750
      52,600    ROCKWELL INTL CORP W/I                                 3,202,025
      10,000    THERMO ELECTRON CORP                                     412,500
       6,600    TRINOVA CORP                                             240,075

                  OFFICE EQUIPMENT AND SUPPLIES
      33,300    ALCO STANDARD CORP                                     1,719,113
      22,300    DELUXE CORP                                              730,325
       2,000    HARLAND JOHN H CO                                         66,000
      40,900    PITNEY BOWES INC                                       2,229,050
      23,100    XEROX CORP.                                            1,215,637

                  RUBBER
       3,000    GOODRICH B F CO                                          121,500
      40,300    GOODYEAR TIRE & RUBBER                                 2,070,412

                  OTHER DURABLE GOODS
      16,400    CORNING INCORPORATED                                     758,500
       2,200    CRANE CO                                                  63,800
       6,800    ILLINOIS TOOL WORKS                                      543,150
      11,200    MILLIPORE CORP                                           463,400
      41,400    MINNESOTA MNG & MFR                                    3,431,025
       3,280    NEWPORT NEWS SHIPBUILDING                                 49,200
      24,700    STANLEY WORKS                                            666,900

                  COMPUTERS AND SOFTWARE
      33,400    APPLE COMPUTER INC                                       697,225
       4,200    BAY NETWORKS INC                                          87,675
       1,500    CABLETRON SYSTEMS INC                                     49,875
       3,000    CERIDIAN CORP                                            121,500
      63,300    COMPAQ COMPUTER CORP                                   4,700,025
      20,775    COMPUTER ASSOC INTL INC                                1,033,556
      12,200    CUC INTERNATIONAL                                        289,750
       9,400    DATA GENL CORP                                           136,300
      40,400    DELL COMPUTER CORP                                     2,146,250
       8,700    DIGITAL EQUIP CORP                                       316,463
      20,400    IBM CORP                                               3,080,400
       2,800    INTERGRAPH CORP                                           28,700
      69,000    MICROSOFT CORP                                         5,701,125
      91,500    NOVELL INC                                               866,391
      11,300    SILICON GRAPHICS                                         288,150
      22,800    SUN MICROSYSTEMS                                         585,675
       7,900    TANDEM COMPUTERS INC                                     108,625
      10,300    UNISYS CORP                                               69,525

                  HOUSEHOLD FURN/APPLIANCES
       5,600    WHIRLPOOL CORP                                           261,100

                  TELECOMMUNICATIONS
      51,700    AIRTOUCH COMMUNICATIONS                                1,305,425
      13,125    ANDREW CORP                                              696,445
       9,600    DSC COMMUNICATIONS                                       171,600
      10,000    FRONTIER CORP                                            226,250
      62,275    LUCENT TECHNOLOGIES INC                                2,880,219
         400    NORTHERN TELECOM LTD                                      24,750
      24,100    WORLDCOM INC                                             367,481

                  MISCELLANEOUS
      76,000    ALLIED-SIGNAL INC                                      5,092,000
      22,200    BLACK & DECKER CORP                                      668,775
      22,900    ITT INDUSTRIES INC                                       561,050
       2,200    JOHNSON CTLS INC                                         182,325
       4,450    PARKER HANNIFIN CORP                                     172,438
       3,650    SNAP ON TOOLS CORP                                       130,031
      25,200    TYCO LABS INC                                          1,332,450

                TOTAL DURABLE GOODS                                 $164,290,666


                 FINANCIAL                                   16.41%

                  BANKS
     107,037    BANC ONE CORP                                          4,602,591
      53,900    BANK NEW YORK INC                                      1,819,125
       9,100    BANK OF BOSTON CORP                                      584,675
      89,600    BANKAMERICA CORP                                       8,937,600
      20,900    BANKERS TR NY CORP                                     1,802,625
      10,800    BARNETT BANKS INC                                        444,150
       8,300    BOATMEN'S BANCSHARES                                     535,350
      76,580    CHASE MANHATTAN CORP NEW                               6,834,765
      95,700    CITICORP                                               9,857,100
      13,100    CORESTATES FINL CORP                                     679,563
      42,543    DEAN WITTER DISCOVER & CO                              2,818,474
       2,900    FIFTH THIRD BANCORP COM                                  182,156
      54,731    FIRST CHICAGO NBD CORP                                 2,941,791
      20,250    FIRST UNION CORP                                       1,498,500
      42,366    FLEET FINANCIAL GROUP INC                              2,113,004
      75,942    KEYCORP NEW                                            3,835,071
      41,450    MBNA CORP                                              1,720,175
      29,200    MELLON BANK CORP                                       2,073,200
      57,600    MORGAN J P & CO                                        5,623,200
       9,600    NATIONAL CITY CORP                                       430,800
      21,700    NATIONSBANK CORP                                       2,121,175
      20,800    NORWEST CORP                                             904,800
      81,000    PNC FINANCIAL                                          3,047,625
      10,900    SUNTRUST BANKS INC                                       536,825
       3,600    U S BANCORP ORE                                          161,775
      45,000    WACHOVIA CORP                                          2,542,500
      16,400    WELLS FARGO & CO                                       4,423,900

                  FINANCE COMPANIES
     130,700    AMERICAN EXPRESS CO                                    7,384,550
       2,900    BENEFICIAL CORP                                          183,788
      44,700    FED HOME LN MTG CORP                                   4,922,588
       2,100    GREEN TREE FINANCIAL                                      81,112
       5,400    HOUSEHOLD INTL CORP                                      498,150

                  HOLDING COMPANY
       1,000    EASTERN ENTERPRISES                                       35,375

                  FIRE AND CASUALTY INSURANCE
      46,400    CHUBB CORP                                             2,494,000
      25,000    GENERAL RE CORP                                        3,943,750
      33,500    SAFECO CORP                                            1,321,156

                  INSURANCE
      21,213    AETNA INC                                              1,697,040
       4,973    AETNA INC 6.25% CV PFD                                   394,732
      12,300    ALEXANDER & ALEXANDER SVC                                213,713
     103,464    ALLSTATE CORPORATION                                   5,987,979
      25,200    AMERICAN INTL GROUP                                    2,727,900
      10,000    AON CORP                                                 621,250
      20,400    CIGNA CORP                                             2,787,150
      22,900    ITT HARTFORD                                           1,545,750
      24,300    MARSH & MCLENNAN CO.                                   2,527,200
       8,200    MBIA INC                                                 830,250
         300    MGIC INVT CROP                                            22,800
      24,000    ST PAUL COS INC                                        1,407,000
      24,700    TORCHMARK CORP                                         1,247,350
      19,200    TRANSAMERICA CORP                                      1,516,800
      67,392    TRAVELERS GROUP INC                                    3,057,912
      18,700    UNUM CORP.                                             1,351,075
      28,300    USF & G CORP                                             590,762

                  LIFE INSURANCE
      11,400    AMERICAN GENERAL CORP                                    465,975
       3,750    JEFFERSON PILOT CORP                                     212,344
       5,600    LINCOLN NATL CORP IND                                    294,000
      32,400    PROVIDIAN CORP                                         1,664,550
       1,750    USLIFE CORP                                               58,187

                  REAL ESTATE
      22,300    AHMANSON H F & CO                                        724,750
      62,900    FEDERAL NATL MTGE ASSN                                 2,343,025
       2,300    GOLDEN WEST FINL CORP                                    145,188
       8,300    GREAT WESTERN FINL                                       240,700
      12,400    HFS                                                      740,900

                  BROKERAGE
      41,100    MERRILL LYNCH & CO                                     3,349,650
      29,500    SALOMON INC                                            1,390,187

                TOTAL FINANCIAL                                     $134,093,103


                 METALS AND MINING                            0.88%

                  ALUMINUM
         500    ALCAN ALUM LTD-NEW                                        16,813
      44,900    ALUMINUM CO AMER                                       2,862,375
       3,100    REYNOLDS METALS CO                                       174,762

                  MINING
      10,300    HOMESTAKE MNG CO                                         146,775

                  STEEL
       5,682    ALLEGHENY TELEDYNE                                       130,686
       5,700    ARMCO, INC.                                               23,513
      33,300    BETHLEHEM STEEL CORP                                     299,700
       4,000    INLAND STEEL INDUS INC                                    80,000
       5,200    NUCOR CORP                                               265,200
       1,700    TIMKEN CO                                                 77,987
      23,500    USX-US STEEL GROUP                                       737,313
      26,100    WORTHINGTON INDS INC                                     473,062

                  OTHER METALS
       2,200    ASARCO INC                                                54,725
         400    BATTLE MOUNTAIN GOLD CL A                                  2,750
       6,500    INCO LTD                                                 207,188
      23,910    NEWMONT MNG CORP                                       1,069,972
       2,800    PHELPS DODGE CORP                                        189,000

                  MINERALS
         600    BARRICK GOLD CORP                                         17,250
      15,100    CYPRUS AMAX MINERALS CO                                  352,963

                TOTAL METALS AND MINING                               $7,182,034


                 COLLECTIBLES & PRECIOUS MATERIALS            0.03%

                  GOLD-DIAMONDS-GEMS
       8,400    FREEPORT-MCMORAN COPPER-B                                250,950

                TOTAL COLLECTIBLES & PRECIOUS MATERIALS                 $250,950


                 OIL-ENERGY                                   6.08%

                  OIL & GAS PRODUCERS
      24,600    AMERADA HESS CORP                                      1,423,725
      28,900    AMOCO CORP                                             2,326,450
       6,600    COASTAL CORP                                             322,575
       4,300    ENSERCH CORP                                              98,900
       1,200    HELMERICH & PAYNE INC.                                    62,550
      18,400    OCCIDENTAL PETROLEUM                                     430,100
       7,200    ROWAN COS INC                                            162,900
       4,800    SANTA FE ENERGY RES INC                                   66,600
      55,906    UNION PACIFIC RESOURCES                                1,635,250
      70,900    USX-MARTHON GROUP COM NEW                              1,692,737

                  NATURAL RESOURCES
      47,200    DRESSER INDUS INC                                      1,463,200
       1,525    EL PASO NATURAL GAS                                       77,023
       3,300    KERR MCGEE CORP                                          237,600
       3,400    LOUISIANA LD & EXPL CO                                   182,325
      35,250    WILLIAMS COS INC-DEL                                   1,321,875

                  OIL EQUIPMENT, WELLS & SVCS
       3,400    ASHLAND, INC                                             149,175
      45,700    BAKER HUGHES INC                                       1,576,650
      12,000    HALLIBURTON CO                                           723,000
       4,000    WESTERN ATLAS INC                                        283,500

                  OIL - DOMESTIC
      39,400    BURLINGTON RESOURCES INC                               1,984,775
      12,900    PENNZOIL CO                                              728,850
      15,100    PHILLIPS PETE CO                                         668,175
      65,600    UNOCAL CORP                                            2,665,000

                  OIL - INTERNATIONAL
      48,100    ATLANTIC RICHFIELD CO                                  6,373,250
     176,500    CHEVRON CORP                                          11,472,500
      71,400    EXXON CORP.                                            6,997,200
      22,700    MOBIL CORP                                             2,775,075
       6,300    ORYX ENERGY COMPANY                                      155,925
       4,500    SUN CO INC                                               109,688
      15,100    TEXACO INC                                             1,481,688

                TOTAL OIL-ENERGY                                     $49,648,261


                 RETAIL                                       3.32%

                  DEPARTMENT STORES
      30,100    CVS CORP                                               1,245,387
      12,100    DAYTON HUDSON CORP                                       474,925
         600    DILLARD DEPT STORES                                       18,525
       4,400    HARCOURT GENERAL INC                                     202,950
      26,600    K MART                                                   275,975
      84,900    MAY DEPT STORES CO                                     3,969,075
      10,200    MERCANTILE STORES                                        503,625
      14,000    PENNEY JC INC                                            682,500
     102,600    SEARS ROEBUCK & CO                                     4,732,425
       2,500    WAL MART STORES INC                                       57,187
      40,700    WINN-DIXIE STORES INC                                  1,287,138
         600    WOOLWORTH CORP                                            13,125

                  GROCERY
      70,400    ALBERTSON'S INC                                        2,508,000
      38,500    AMERICAN STORES CO                                     1,573,687
       2,000    FLEMING COS                                               34,500
       2,900    GIANT FOOD INC                                           100,050
       1,700    GREAT ATLANTIC & PAC TEA                                  54,187
       6,800    KROGER CO                                                316,200
      23,700    SUPERVALUE INC                                           672,488

                  OTHER RETAIL
      33,400    CIRCUIT CITY STORES                                    1,006,175
       1,000    LONGS DRUG STORES CORP                                    49,125
      10,300    LOWES COS INC                                            365,650
       4,200    PEP BOYS-MAN, MO, JACK                                   129,150
      32,677    PRICE/COSTCO INC                                         821,010
      24,300    RITE AID CORP                                            965,925
      23,000    TANDY CORP                                             1,012,000
      85,000    TOYS R US                                              2,550,000

                  SPORTING GOODS
      17,700    REEBOK INTL LTD                                          743,400
       2,200    RUSSELL CORP                                              65,450

                  APPAREL
       6,200    CHARMING SHOPPES INC                                      31,387
      16,100    GAP INC                                                  485,013
       4,100    NORDSTROM INC                                            145,294

                TOTAL RETAIL                                         $27,091,528


                 UTILITIES                                   10.84%

                  ELECTRIC
      48,500    AMERICAN ELEC PWR INC                                  1,994,563
       8,200    BALTIMORE GAS & ELEC                                     219,350
      54,700    CAROLINA PWR & LT CO                                   1,996,550
      67,300    CENTRAL & SOUTH WEST CORP                              1,724,562
      21,185    CINERGY CORP                                             707,049
      80,700    CON. EDISON NY INC                                     2,360,475
      46,400    DOMINION RES INC-VA                                    1,786,400
      11,400    DUKE POWER CO                                            527,250
      22,300    EDISON INTERNATIONAL                                     443,213
      73,700    ENTERGY CORP NEW                                       2,045,175
      10,700    FPL GROUP INC                                            492,200
       9,400    GPU INC                                                  316,075
      62,900    HOUSTON INDS INC                                       1,423,113
      38,300    NIAGARA MOHAWK PWR                                       378,212
      17,900    NORTHERN STS PWR CO                                      821,163
      41,400    OHIO EDISON CO                                           941,850
      23,700    PACIFIC GAS & ELEC                                       497,700
      20,400    PACIFICORP                                               418,200
      58,000    PECO ENERGY                                            1,464,500
         300    PP&L RESOURCES INC                                         6,900
      82,600    PUBLIC SVC ENTERPRISE GRP                              2,250,850
     156,400    SBC COMMUNICATIONS INC                                 8,093,700
     174,400    SOUTHERN CO                                            3,945,800
      63,200    UNICOM CORP                                            1,714,300
      35,500    UNION ELECTRIC CO                                      1,366,750

                  GAS
      13,500    COLUMBIA GAS SYS INC                                     858,938
      32,100    CONSOLIDATED NATL GAS                                  1,773,525
      14,900    ENRON CORP                                               642,562
      14,100    NICOR INC                                                504,075
      39,200    NORAM ENERGY CORP                                        602,700
       7,200    ONEOK INC                                                216,000
       7,500    PACIFIC ENTERPRISES                                      227,813
      11,000    PANENERGY CORPORATION                                    495,000
       9,300    PEOPLES ENERGY CORP                                      315,037
       4,700    SONAT INC                                                242,050
         400    TEXAS UTILITIES CO                                        16,300

                  TELEPHONE
      92,800    A T & T                                                4,036,800
      16,600    ALLTEL CORP                                              520,825
     116,400    BELL ATLANTIC CORP                                     7,536,900
     262,600    BELLSOUTH CORP                                        10,602,475
      55,600    GTE CORP                                               2,529,800
     141,000    NYNEX CORP                                             6,785,625
      26,000    PACIFIC TELESIS GROUP                                    955,500
      30,700    SPRINT CORP                                            1,224,162
     147,100    U S WEST INC                                           4,743,975
     156,700    U S WEST MEDIA GROUP                                   2,898,950

                  WASTE DISPOSAL
      55,500    BROWNING FERRIS IND                                    1,456,875
      45,500    LAIDLAW TRANS CL B NVTG                                  523,250
      28,000    WMX TECHNOLOGIES INC                                     913,500

                TOTAL UTILITIES                                      $88,558,537


                 MISCELLANEOUS                               10.03%

                  BROADCAST/COMMUNICATIONS
      85,100    COMCAST CORP CL A SPL                                  1,515,844
      38,200    GANNETT CO., INC                                       2,860,225
     204,200    MCI COMMUNICATIONS                                     6,674,788
     170,500    MOTOROLA INC                                          10,464,437
       4,500    TCI SATELLITE ENT CL-A                                    44,437
      45,000    TELE COMM. INC CL A                                      587,813
       5,000    TELLABS INC                                              188,125
      23,400    VIACOM INC CL B NON VTG                                  816,075

                  BUSINESS SERVICES
      30,500    AMDAHL CORP                                              369,812
       2,400    AUTODESK INC                                              67,200
      76,400    AUTOMATIC DATA PROC                                    3,275,650
       4,900    BLOCK H&R INC                                            142,100
      15,100    COMPUTER SCIENCES CORP                                 1,240,088
       8,100    DONNELLEY RR & SONS                                      254,137
       5,000    DOW JONES & CO                                           169,375
      62,100    DUN & BRADSTREET                                       1,474,875
      15,400    E M C CORP                                               510,125
      18,600    ECOLAB INC                                               699,825
      14,400    FIRST DATA CORP                                          525,600
       2,900    GRAINGER W W INC                                         232,725
       3,800    INTERPUBLIC GROUP COS                                    180,500
       3,300    SAFETY KLEEN CORP                                         54,038
       3,900    SCIENTIFIC-ATLANTA                                        58,500
      13,100    SERVICE CORP INTL                                        366,800
       1,900    THREE COM CORP                                           139,412

                  FOOD SERVICE
      42,000    DARDEN RESTAURANTS INC                                   367,500
       1,200    LUBYS CAFETERIAS INC                                      23,850
     188,500    MCDONALDS CORP                                         8,529,625
      40,900    PHILLIP MORRIS CO INC                                  4,606,362
       1,500    RYANS FAMILY STEAK HOUSE                                  10,313
      11,500    SHONEY'S INC                                              80,500
       6,500    WENDYS INTL INC                                          133,250

                  FOREIGN
       1,100    ROYAL DUTCH PETE CO NEW                                  187,825

                  HOTEL & MOTEL
      21,600    HILTON HOTELS CORP                                       564,300
      22,900    ITT CORP NEW                                             993,287
      14,200    MARRIOTT INTL CORP                                       784,550

                  HOUSING
       1,000    PULTE CORP                                                30,750

                  MED SERV & SUPPLIES
      30,500    BIOMET INC                                               461,312
         300    HUMANA INC                                                 5,738
       5,000    MANOR CARE INC                                           135,000
      56,400    MEDTRONIC INC                                          3,835,200
       1,300    SHARED MEDICAL SYS CORP                                   64,025
       4,550    ST. JUDE MED INC.                                        193,944

                  REAL ESTATE
       2,000    CENTEX CORP                                               75,250

                  TRANSPORTATION
       4,100    AMR CORP                                                 361,312
      10,303    BURLINGTON NRTHN SANTA FE                                889,922
      10,700    CALIBER SYSTEMS INC                                      205,975
       4,000    CONRAIL INC                                              398,500
      57,600    CSX CORP                                               2,433,600
       2,500    DELTA AIR LINES INC                                      177,187
       7,100    FEDERAL EXPRESS CORP                                     315,950
       2,200    FLEETWOOD ENTERPRISES                                     60,500
       7,400    NORFOLK SOUTHERN CORP                                    647,500
       9,750    PACCAR INC                                               663,000
       4,800    RYDER SYSTEMS INC                                        135,000
       7,820    SANTA FE PACIFIC GOLD                                    120,232
      38,100    SOUTHWEST AIRLINES CO                                    842,962
      18,900    U S AIR GROUP                                            441,788
      58,500    UNION PACIFIC CORP                                     3,517,312

                  MISCELLANEOUS
           0    ACNIELSEN CORP                                                 5
      62,100    COGNIZANT CORP                                         2,049,300
      19,300    MALLINCKRODT (NEW)                                       851,613
         400    SCHLUMBERGER                                              39,950
      71,400    WARNER-LAMBERT                                         5,355,000

                  TELECOMMUNICATIONS
     137,600    AMERITECH CORP NEW                                     8,342,000
       2,000    HARRIS CORP-DEL                                          137,250

                TOTAL MISCELLANEOUS                                  $81,980,945


                 UTILITIES                                    0.15%

                  ELECTRIC
      38,600    DTE ENERGY COMPANY                                     1,249,675

                TOTAL UTILITIES                                       $1,249,675

                     TOTAL COMMON STOCK                             $813,994,119

OTHER
                CASH EQUIVALENTS                              0.56%

                 STIFS/MONEY MARKETS
   4,586,568    AIM SHORT TERM INV SER 2                               4,586,568

                                                                      $4,586,568

                     TOTAL OTHER                                      $4,586,568





                TOTAL INVESTMENTS - (cost $503,285,078) 100.00%     $818,580,687


                See accompanying notes to financial statements